UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 14, 2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F

☒

Form 40-F

☐

UBS Group AG produces regular annual and quarterly reports, which are submitted to the
SEC under Forms 20-F and 6-K, respectively. UBS Group AG’s consolidated financial statements are prepared in accordance with IFRS Accounting Standards. SEC regulations require certain additional
disclosures to be included in registration statements relating to offerings of securities.

Certain of these
additional disclosures follow herein, and should be read in conjunction with the annual report on Form
20-F for the year ended 31 December 2023 of UBS Group AG, filed with the SEC on March 28, 2024,
as well as UBS Group AG's first quarter 2024 report, submitted to the SEC on Form 6-K on May 7,
2024, and UBS Group AG’s second quarter 2024 report, submitted to the SEC on Form 6-K on
August 14, 2024.

Capitalization of UBS Group AG
The

table

below

presents

the

consolidated

capitalization

of

UBS

Group

AG

in

accordance

with

IFRS

Accounting
Standards in US dollars, the presentation currency of UBS Group AG.
As of
USD m 30.6.24 31.3.24
Debt:
Short-term debt issued

1

92,826
96,331
Long-term debt issued

2

249,607

246,726
of which: eligible as high-trigger loss-absorbing additional tier 1 capital instruments

12,400

12,021
of which: eligible as low-trigger loss-absorbing additional

tier 1 capital instruments

1,225

1,217
of which: eligible as non-Basel III-compliant tier 2 capital instruments

536

537
Total debt issued

3

342,432

343,056
Equity attributable to shareholders

4

83,683

84,777
Equity attributable to non-controlling interests

535

506
Total capitalization

426,650

428,339
1 Short-term debt issued consists of debt issued (reflected on the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by

UBS Group AG and
its subsidiaries with a remaining contractual maturity

of less than one year without considering any

early redemption features.

2 Long-term debt issued consists of debt

issued (reflected on
the balance sheet lines Debt issued measured at amortized cost and Debt issued designated at fair value) by UBS Group AG and its

subsidiaries with a remaining contractual maturity of more
than one year without considering any early redemption features.

3 As of 30 June 2024, 89% of the total debt issued was unsecured.

4 Comparative-period information has been revised.
Refer to “Note 2 Accounting for the acquisition of Credit Suisse Group” in the “Consolidated financial statements” section of the UBS Group AG second quarter 2024 report.

This

Form

6-K

is

hereby

incorporated

by

reference

into

each

of

the

registration

statements

of

UBS
Group
AG

on

Form

F-3

(Registration

Numbers

333-263376

and

333-278934)

and

on

Form

S-8
(Registration Numbers 333-200634; 333-200635;

333-200641; 333-200665; 333-215254;

333-215255;
333-228653; 333-230312;

333-249143 and

333-272975), and

into each

prospectus outstanding

under
any of the foregoing registration statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly
caused this report to be signed on its behalf by the undersigned,

thereunto duly authorized.
UBS Group AG
By: _/s/ David Kelly _____________
Name:

David Kelly
Title:

Managing Director

By: _/s/ Ella Campi ______________
Name:

Ella Campi
Title:

Executive Director
Date:

August 14, 2024